

OUR COMMUNITY FOCUS

Bank of The James

FINANCIAL GROUP, INC.

2006 ANNUAL REPORT

MISSION STATEMENT

To be the pre-eminent financial institution in Region 2000 through superior customer service.

VISION

Bank of the James will be the financial institution of choice.

EMPLOYEE VALUES

I will have a passion for Bank of the James:

Its customers

Its teammates

Its community

Its shareholders.

I will add value. I will maintain confidentiality. I will have ownership. I will be responsive. I will be responsible.

TABLE OF CONTENTS

PRESIDENT'S LETTER

To our Customers, Shareholders, and Friends

On behalf of the Board of Directors and management of Bank of the James Financial Group, Inc., we are pleased to present our annual report on the financial condition of your company for the year ended December 31, 2006.

Some of the highlights we experienced during 2006 include:

Total assets as of December 31, 2006 increased to $232,709,000 from $195,852,000 at the end of the same period the previous year, an increase of 18.82%.

Deposits grew from $173,956,000 at year end 2005 to $201,789,000 for the period ended December 31, 2006, an increase of 16.00%.

Loans, net of loan loss provision, increased from $155,480,000 for the period ended December 31, 2005 to $187,469,000 for the period ended December 31, 2006, an increase of 20.57%.

BUSINESS EXPANSION

2006 was a year of growth for Bank of the James Financial Group, Inc., and its subsidiary, Bank of the James.

With the opening of our Boonsboro Branch in April 2006 and our Amherst Branch in January 2007, Bank of the James has grown to seven full-service branches. Our mortgage division, Bank of the James Mortgage, serves customers at its offices in Forest and Moneta. In our continued commitment to serve Region 2000, plans are in place for the opening of an eighth branch in Bedford within the upcoming months and we continue to explore opportunities for strategic growth.

2006 also brought the addition of BOTJ Investment Group, Inc. Housed at our Church Street office in downtown Lynchburg, BOTJ Investment Group, Inc. serves businesses, institutions and individuals.

In September 2006, our board authorized a common stock offering. The offering resulted in approximately $5.2 million in additional equity. Funds raised from the stock offering facilitate our planned growth.

OUR BOARD OF DIRECTORS

We are indeed fortunate to have a highly respected and distinguished group serving as your Board of Directors. This board is a hard working, hands-on board offering their guidance, dedication and wisdom for the success of this organization. In addition to being shareholders and customers, they truly have the Bank's best interest at heart.

The year 2006 brought changes to both the Bank and the holding company Boards of Directors:

Mr. James F. Daly, Vice President of Daly Seven, Inc. was appointed to both the Bank and the holding company boards in February 2007.

Mr. J. Todd Scruggs, Chief Financial Officer of Bank of the James, was appointed to both the Bank and the holding company boards in February 2007.

COMMUNITY FOCUS

When Bank of the James opened its doors in 1999, we set a standard of excellence for our employees. That standard of excellence compelled us to invite only professional bankers who emulated our commitment to professionalism in banking and dedication to the strength and development of our business and our community to join our team. We are committed to being a bank with heart.

Over the years, our customers have enjoyed personal, professional service while our business and non-profit communities have benefited from the undying commitment of our employees who volunteer their time and energies to making our region a better place. In this report we share just a few of the many stories of our employees and the causes they support. A bank with heart starts with employees who give of themselves for the sake of others. We're proud to share some of their stories with you.

LOCAL ECONOMIC INVESTMENT AND GROWTH

We have taken our stewardship of our community to heart in the way we do business, too. Region 2000 has a wealth of local businesses, and Bank of the James uses local companies whenever possible. We've worked to develop mutual relationships with our business customers because we believe that our success as a local bank depends heavily on our commitment to local businesses. We're working together with our fellow Region 2000 companies to help strengthen our economy.

OUR SHAREHOLDERS

As a shareholder, we know that you have placed your faith in our bank and the local economy. We encourage you to continue to invest locally and to shop and do business locally. Collectively, we can support the continuing economic growth that has made Region 2000 stronger than it has ever been.

Your most influential commitment to your investment in Bank of the James is in your banking relationship. To those shareholders who bank with us, we express our sincere gratitude because your commitment has contributed to the success we have shared as a company.

To those shareholders who are not yet banking with us, we implore you to consider the benefits of doing so. With the convenience of seven regional branches, our immediate service area has grown to meet the needs of many of our Region 2000 shareholders. Online banking, made so compelling because of our competitive rates, has provided a way to serve our shareholders who aren't geographically close, but who realize the benefits of banking with us. Please let us know what we can do to help you make the switch to Bank of the James, your bank.

OUR FOCUS ON THE FUTURE

We believe the future holds great things for Bank of the James. As we continue to explore opportunities for growth, we remain grounded in the qualities which have fueled our success. While never losing sight of the local community in which we established our roots, our focus is now on fulfilling our goal of becoming a regional force. Hometown banking – throughout Region 2000.

Please review this 2006 annual report for more details on what was a successful year for your company. I sincerely appreciate the opportunity to serve as the President of Bank of the James and on behalf of our employees and Board of Directors, I thank you for your continued support. We look to the future with great appreciation and optimism for all of our customers and shareholders who support us. We thank our officers and staff for their dedication to this organization, our Board of Directors for their leadership and to each of you, our shareholders, for your investment and continued trust. We thank our customers for allowing us the privilege of serving as their local community bank.

Our annual meeting of shareholders will be held on Tuesday, May 15, 2007, at 4 p.m. on the 8th floor of the Bank of the James Building, 828 Main Street, Lynchburg, Virginia. We invite you to join us as we recap the events of 2006 and announce new plans for the future.

Sincerely,

Robert R. Chapman III

Robert R. Chapman III
President, Bank of the James Financial Group, Inc.

OUR COMMUNITY FOCUS

KATRINA Y. RICE
Vice President and Commercial Loan Officer, Bank of the James

Board Member, Miller Home for Girls

Katrina Rice joined Bank of the James in 2004 and today serves as a commercial lender with our bank. She also volunteers on the board of the Miller Home for Girls, located here in Lynchburg. "As a mother, I have always been drawn to volunteer for various children's organizations so it seemed natural for me to join the board of the Miller Home. I became associated with this organization in 2006 as a member of the Finance Committee. The Miller Home specializes in the needs of young girls, ages 2 to 18, who cannot reside with their families. These girls are provided a safe environment where they not only receive food, clothing and shelter, but receive counseling, tutoring and love. It is a blessing for me and a privilege to be part of this organization that works tirelessly to improve the lives of these young girls."





G. SCOTT CARTER
Assistant Vice President and Commercial Loan Officer, Bank of the James

Board Member, Astride with Pride

Scott Carter became associated with Bank of the James in 2006 and is a commercial lender. "I believe that a community bank is responsible for giving back to the communities we serve, and my association with the Astride with Pride organization is one way I can show my support to the community. Astride with Pride is a therapeutic riding program that serves children and adults with disabilities. This organization holds camps from April to mid-November and uses horses and horseback riding to provide therapy. I have only recently joined the board of Astride with Pride, but I have seen the impact that this organization has on the lives of these young mentally challenged children. I have a 19- month old daughter and when you take the time to volunteer, you can't help but reflect on what is truly important. I believe if more people took the time to just slow down and put themselves in someone else's shoes, this world could be a better place for us all."

KATHY W. LIFSEY
Commercial Credit Specialist
Bank of the James

Group Leader, Girl Scout Troop 2117

"Shortly after moving to Lynchburg in 1999, my third grade daughter joined Girl Scout Troop 2117. Having been a Girl Scout myself for many years, I understood the importance of my role in helping with my daughter's troop. I have remained in this position for the past six years. In the summer of 2006, Troop 2117 earned their Silver Award certification. At this time, I am now a Group Leader with the troop guiding the girls towards their Gold Award – which is the equivalent of a Boy Scout Eagle Award. Being able to spend valuable time with this group of girls is wonderful and the position I hold rewarding. The girls have come to understand that being a Girl Scout is worthwhile and their projects and their countless hours of service are making a positive difference in the community. These young girls will carry these lessons with them for years to come."



OUR COMMUNITY FOCUS

GLENN G. DILLON
President, BOTJ Investment Group, Inc.

Board Member, Central Virginia Hospital for Restorative and Rehabilitative Care, LLC

"I am honored to serve on the first board of Lynchburg's new hospital, Central Virginia Hospital for Restorative and Rehabilitative Care, LLC, a subsidiary of Centra Health. The new hospital will specialize in meeting the needs of individuals with complex medical and rehabilitative needs following illness or injury that require extended hospital stay and the services of a specialized team of caregivers. The hospital's mission will be to help each patient achieve optimal medical stability and independence and whenever possible, return home to their family members and community. I am very excited about this new venture for me and for Lynchburg. This is one of only three hospitals of its kind in Virginia. It is truly a privilege for me to serve my community by being a part in developing and growing this new medical facility."





WILMA K.E. RUCKER
Vice President and Operations Officer, Bank of the James

Volunteer, E.C. Glass High School

Wilma Rucker was one of the original twelve employees when Bank of the James opened in 1999 and currently manages the bank's Operations Division. When she is not here at the bank, you can normally find Wilma at the scorekeeper's table on the basketball court at E. C. Glass High School. "My four children attended E. C. Glass High and participated in the athletic programs including football, basketball and track. I was always at the school –whether participating in the Athletic Booster program, attending an athletic event or serving on the Principal's Advisory Committee. In 1998 the school needed a scorekeeper for one of their home basketball games. I volunteered and nine years later, I am still behind the scorekeeper's table at every home game. While my children have graduated, I still enjoy the interaction with the current students. Each year I get to know the ball players and their families, and I am there cheering them on as if they were my own. As an avid sports fan, this is a great way for me to volunteer and show my support to our local schools."

JASON M. WITT
Assistant Vice President and Consumer Loan Officer, Bank of the James

Volunteer, Junior Achievement

Jason Witt has been associated with Bank of the James for six years. He joined the bank as a teller in 2001 and today serves the bank as a Retail Lender. When a recent email was sent out from the bank asking for a volunteer to teach a Junior Achievement class, Jason was the first to respond.

"I just completed teaching a five week JA class with one of our local elementary schools. Having young children myself, I value the importance of a good education and Junior Achievement was a great avenue for me to interact with these students and make a difference in the lives of our youth. I found this experience very rewarding. These fourth grade students were attentive and eager to learn. In preparation for my teaching, I had to study and prepare for this five week class. The information was on Natural, Human and Capital resources (not about retail loans) and I had homework. I thank Junior Achievement for giving me this opportunity and I plan on teaching again next year."


Junior Achievement

BRENDA P. GRAY
Vice President and Business Development Officer, Bank of the James

Volunteer, Lynchburg Humane Society

Brenda Gray joined Bank of the James in 1998. As the Business Development Officer for the bank, she is always out in our community – bringing in new customers – promoting the bank, and volunteering and participating in a number of local civic and non-profit organizations. Her love of animals is the reason why she volunteers at the Lynchburg Humane Society.

"I have been a donor and volunteer for this wonderful organization for over five years. I truly believe in their approach to prevent cruelty to animals. The LHS staff and volunteers are among the most compassionate people I know. They tirelessly take care of abandoned animals, work hard to find the animals permanent homes and they are always trying to educate people on the importance of being responsible pet owners. I am very happy to help in whatever small way I can. Pets provide so much companionship and peace of mind to the human population. My husband Bill and I have six cats and three dogs – all rescued from area animal shelters."





MICHAEL S. KIRKPATRICK
Assistant Vice President and Consumer Loan Officer, Bank of the James

Coach and Volunteer, Forest Youth Athletic Association

Mike Kirkpatrick joined Bank of the James in 2005 and currently is a retail lender for the bank. Following in his love for sports, you can always find Mike with a baseball and bat, football or basketball in hand. "I have been associated with the Forest Youth Athletic Association for the past eight years and have served on the board of this organization for three years. My role is that of a coach. For the last 16 years, I have coached everything from girls softball to t-ball to baseball, football and basketball. I have always tried to be a positive coach and parent – stressing hard work, teamwork, sportsmanship, being respectful of everyone involved and of course, having fun. It always brings a smile to my face when one of your team players makes their first hit or their first tackle. Yes, it is hard work and many volunteer hours are given but at the end of the day the message is always the same – It's for the kids."

JIMMY
Mascot and Goodwill Ambassador
Bank of the James

Jimmy joined Bank of the James in May 2005 and has been an active participant in both Bank and community events. Jimmy often visits the branches to assist with special promotions. Additionally, Jimmy participates in community events including a health fair for the Downtown YMCA, children's events at Amazement Square, local football games, luncheons at The ARC of Central Virginia, to name a few. Last year, Jimmy represented the Bank on our Christmas Parade float, and he can often be seen cutting the ceremonial ribbon at grand openings. While Jimmy can't speak for himself, the positive feedback we have gotten from our community at each event he attends speaks volumes.



Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Bank of the James Financial Group, Inc.
Lynchburg, Virginia

We have audited the consolidated balance sheet of Bank of the James Financial Group, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James Financial Group, Inc. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 19, 2007

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Bank of the James Financial Group, Inc.
Lynchburg, Virginia

We have audited the accompanying consolidated balance sheet of Bank of the James Financial Group, Inc. and subsidiary as of December 31, 2005, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James Financial Group, Inc. and subsidiary as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Raleigh, North Carolina
February 28, 2006

BANK OF THE JAMES FINANCIAL GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31, 2006	December 31, 2005
Assets		
Cash and due from banks	$ 6,738	$ 4,993
Federal funds sold	3,138	4,243
Total cash and cash equivalents	9,876	9,236
Securities held-to-maturity (fair value of $7,343 in 2006 and $7,367 in 2005)	7,494	7,499
Securities available-for-sale, at fair value	18,698	16,420
Restricted stock, at cost	799	749
Loans, net of allowance for loan losses of $2,091 in 2006 and $1,777 in 2005	187,469	155,480
Premises and equipment, net	5,644	4,896
Interest receivable	1,310	1,076
Deferred tax asset	563	219
Other assets	856	277
Total Assets	$ 232,709	$ 195,852
Liabilities and Stockholders' Equity		
Deposits		
Non-interest bearing demand	$ 34,172	$ 26,186
NOW, money market and savings	58,104	51,713
Time	109,513	96,057
Total deposits	201,789	173,956
Repurchase agreements	8,450	6,957
Income taxes payable	107	60
Interest payable	307	148
Other liabilities	125	55
Total liabilities	$ 210,778	$ 181,176
Commitments and contingencies		
Stockholders' equity		
Common stock $2.14 par value; authorized 10,000,000 shares, issued and outstanding 2,296,424 in 2006 and 2,001,495 in 2005	4,914	4,269
Additional paid-in-capital	12,261	7,424
Retained earnings	4,989	3,224
Accumulated other comprehensive (loss)	(233)	(241)
Total stockholders' equity	$ 21,931	$ 14,676
Total liabilities and stockholders' equity	$ 232,709	$ 195,852

SEE NOTES TO THE FINANCIAL STATEMENTS

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Years Ended December 31, 2006	2005
Interest and Dividend Income		
Loans	$ 13,280	$ 10,904
Securities		
US agency obligations	1,131	944
Mortgage backed	109	92
Dividends	47	30
Federal funds sold	113	58
Total interest income	14,680	12,028
Interest Expense		
Deposits		
NOW, money market and savings	1,234	1,074
Time Deposits	4,224	2,591
Federal funds purchased	39	28
Repurchase agreements	187	86
Total interest expense	5,684	3,779
Net interest income	8,996	8,249
Provision for loan losses	630	803
Net interest income after provision for loan losses	8,366	7,446
Other operating income		
Mortgage fee income	1,230	1,265
Service charges and fees	806	589
Other	271	227
Gain on sale of securities	7	10
Total other operating income	2,314	2,091
Other operating expenses		
Salaries and employee benefits	4,129	3,245
Occupancy	615	522
Equipment	828	779
Supplies	291	289
Professional, data processing and other outside expenses	1,003	843
Marketing	329	279
Credit expense	195	216
Other	543	561
Sarbanes-Oxley compliance	-	92
Total other operating expenses	7,933	6,826
Income before income taxes	2,747	2,711
Income tax expense	(982)	(920)
Net Income	$ 1,765	$ 1,791
Income per common share - basic	$ 0.88	$ 0.90
Income per common share - diluted	$ 0.82	$ 0.86

SEE NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(DOLLARS IN THOUSANDS)

	Total Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total
Balance at December 31, 2004	1,936,010 (1)	$ 4,129	$ 7,237	$ 1,433	$ (13)	$ 12,786
Net Income	-	-	-	1,791	-	1,791
Changes in unrealized gains on securities available for sale net of deferred taxes of $(124)	-	-	-	-	(242)	(242)
Reclassification adjustment for gains included in net income, net of income tax expense of $5	-	-	-	-	14	14
Comprehensive Income						1,563
Exercise of stock options	65,485	140	187	-	-	327
Balance at December 31, 2005	2,001,495	$ 4,269	$ 7,424	$ 3,224	$ (241)	$ 14,676
Net Income	-	-	-	1,765	-	1,765
Changes in unrealized gains on securities available for sale net of deferred taxes of $6	-	-	-	-	13	13
Reclassification adjustment for gains included in net income, net of income tax expense $(2)	-	-	-	-	(5)	(5)
Comprehensive Income						1,773
Exercise of stock options	18,483	53	131	-	-	184
Stock compensation expense	-	-	151	-	-	151
Net proceeds from sale of common stock	276,446	592	4,555	-	-	5,147
Balance at December 31, 2006	2,296,424	$ 4,914	$ 12,261	$ 4,989	$ (233)	$ 21,931

(1) Previous year end shares outstanding figures have been adjusted to include all dividends declared and paid to date. Partial shares greater than or equal to 0.5 were rounded upward.

SEE NOTES TO THE FINANCIAL STATEMENTS

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

	Years Ended December 31, 2006	2005
Cash flows from operating activities		
Net Income	$ 1,765	$ 1,791
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	629	613
Net amortization and accretion of premiums and discounts on securities	71	90
Gain on sale of available for sale securities	(7)	(10)
Provision for loan losses	630	803
Stock compensation expense	151	-
Provision for (benefit of) deferred income taxes	(178)	16
(Increase) in interest receivable	(234)	(93)
(Increase) decrease in other assets	(581)	239
Increase in income taxes payable	46	61
Increase in interest payable	159	83
Increase (decrease) in other liabilities	(99)	(27)
Net cash provided by operating activities	$ 2,352	$ 3,566
Cash flows from investing activities		
Purchases of securities held to maturity	$ (1,000)	$ (4,010)
Proceeds from maturities and calls of securities held to maturity	1,000	5,500
Purchases of securities available for sale	(6,827)	(15,320)
Proceeds from maturities and calls of securities available for sale	500	6,099
Proceeds from sale of securities available for sale	4,004	3,297
Purchases of Federal Home Loan Bank stock	(50)	(52)
Purchases of Federal Reserve Bank stock	-	(70)
Origination of loans, net of principal collected	(32,618)	(16,012)
Purchases of premises and equipment	(1,377)	(890)
Net cash used in investing activities	$ (36,368)	$ (21,458)
Cash flows from financing activities		
Net increase in deposits	$ 27,833	$ 20,122
Net (decrease) in federal funds purchased	-	(999)
Net increase in repurchase agreements	1,493	3,698
Proceeds from common stock offering	5,147	-
Proceeds from exercise of stock options	184	327
Net cash provided by financing activities	$ 34,657	$ 23,148
Increase in cash and cash equivalents	640	5,256
Cash and cash equivalents at beginning of period	9,236	3,980
Cash and cash equivalents at end of period	$ 9,876	$ 9,236
Non cash transactions		
Transfer of loans to foreclosed assets	$ 535	$ (85)
Fair value adjustment for securities	$ 12	$ (346)
Cash transactions		
Cash paid for interest	$ 5,525	$ 3,696
Cash paid for taxes	989	865

SEE NOTES TO THE FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1 – Organization

Bank of the James Financial Group, Inc. ("Financial" or the "Company"), a Virginia corporation, was organized in 2003 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Financial is headquartered in Lynchburg, Virginia. Financial conducts its business activities through the branch offices of its wholly owned subsidiary bank, Bank of the James (the "Bank") and through BOTJ Investment Group, Inc. ("BOTJIG"), a wholly-owned investment services firm operating from an office within the Bank branch located at 615 Church Street in Lynchburg. Financial exists primarily for the purpose of holding the stock of its subsidiaries, the Bank and BOTJIG, and of such other subsidiaries as it may acquire or establish.

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000, which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's seven locations consist of four in Lynchburg, Virginia, one in Forest, Virginia which includes the Mortgage Division, one in Madison Heights, Virginia, and one in the Town of Amherst, Virginia.

Note 2 - Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Bank of the James Financial Group, Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation and use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. Generally, federal funds are purchased and sold for one-day periods.

Securities

The Bank classifies its securities in three categories: (1) debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost, amortization of premiums and accretion of discounts are adjusted on a basis which approximates the level yield method; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the

Note 2 - Summary of significant accounting policies (continued)

near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in net income; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from net income and reported in a separate component of stockholders' equity, net of applicable deferred taxes. The Bank does not engage in trading securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted investments

As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLB), the Bank is required to maintain certain minimum investments in the common stock of the FRB and FHLB, which are carried at cost. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets.

Loans

Financial grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans collateralized by real estate within Region 2000. The ability of Financial's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer term loans are typically charged-off no later than 120 days whereas consumer revolving credit loans are typically charged-off no later than 180 days. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current (within 90 days past due) and future payments are reasonably assured.

Note 2 - Summary of significant accounting policies (continued)

Allowance for loan loss

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that Financial will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by evaluating the fair value of the underlying collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Financial does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Property, equipment and depreciation

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis, which range from 3 to 7 years for equipment and 10 to 39.5 years for buildings and improvements. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Land is carried at cost and is not depreciable. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 2 - Summary of significant accounting policies (continued)

Foreclosed properties
Foreclosed properties consist of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value less estimated costs to sell at the date of foreclosure. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged against expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

Income taxes
Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Stock options
Effective January 1, 2006, Financial adopted SFAS No. 123R (Revised 2004), Share-Based Payment ("SFAS No.123R"), which replaces SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion No. 25). SFAS No. 123R requires the costs resulting from all share-based payments to employees be recognized in the financial statements. Stock-based compensation is estimated at the date of grant, using the Black-Scholes option valuation model for determining fair value. The model employs the following assumptions:

1. Dividend yield – calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant;
2. Expected life (term of the option) – based on the average of the contractual life and vesting schedule for the respective option;
3. Expected volatility – based on the monthly historical volatility of Financial's stock price over the expected life of the options;
4. Risk-free interest rate – based on the 10 year U.S. Treasury yield on the day of grant.

Under APB Opinion No. 25, compensation expense was generally not recognized if the exercise price of the option equaled or exceeded the market price of the stock on the date of grant. For the year ended December 31, 2006, Financial recognized stock-based compensation expense of $99 thousand, net of tax, in accordance with SFAS No. 123R. The following table details the effect on net income and earnings per share had the stock-based compensation expense for stock awards been recorded in periods prior to 2006 base on the fair-value method under SFAS No. 123R.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the year ended December 31, 2005; dividend yield of 0%, expected volatility of 40%, a risk-free interest rate of 4.47%, and expected lives of 7 years. The following weighted average assumptions were used for the year ended December 31, 2006; dividend yield of 0%, expected volatility of 40%, a risk-free interest rate of 4.87%, and expected lives of 7 years. During 2006, the company took into consideration guidance under SFAS 123R and SEC Staff Accounting Bulletin No. 107 ("SAB 107") when reviewing and updating assumptions.

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 2 - Summary of significant accounting policies (continued)

	Year ended December 31, 2005
Net income:	
As reported	$ 1,791
Deduct: total stock-based compensation cost determined under the fair value method, net of tax	(519)
Pro forma	$ 1,272
Basic earnings per share:	
As reported	$ 0.90
Pro forma	$ 0.64
Diluted earnings per share:	
As reported	$ 0.86
Pro forma	$ 0.61

Financial has elected to adopt the modified prospective method which requires compensation expense to be recorded for the unvested portion of previously issued awards that remained outstanding as of January 1, 2006. In addition, compensation expense is recorded for any awards issued, modified, or settled after the effective date of this standard and prior periods are not restated. For awards granted prior to the effective date, the unvested portion of the awards are recognized in periods subsequent to the adoption based on the grant date fair value determined for pro forma disclosure purposes under SFAS No. 123.

SFAS No. 123R requires Financial to estimate forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period or vesting schedule based on the extent to which actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment, which is recognized in the period of change, and also will impact the amount of estimated unamortized compensation expense to be recognized in future periods.

Reclassification

Certain 2005 amounts have been reclassified to conform to the 2006 presentation.

Comprehensive income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

The Bank is required to classify items of other comprehensive income (such as net unrealized gains (losses) on securities available-for-sale) by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

Note 2 - Summary of significant accounting policies (continued)

In accordance with the provisions of the SFAS 130, the Bank has included in the accompanying financial statements, comprehensive income resulting from such activities. Comprehensive income consists of the net income or loss and net unrealized income or losses on securities available-for-sale. These amounts are reported net of the income tax effect less any related allowance for realization. Also, accumulated other comprehensive income is included as a separate disclosure within the statements of changes in stockholders' equity in the accompanying financial statements.

Marketing

The Bank expenses advertising costs as incurred.

Note 3 - Restrictions on cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $929 and $788 for the weeks including December 31, 2006 and 2005, respectively.

Note 4 - Securities

A summary of the amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

(rest of page intentionally blank)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 4 – Securities (continued)

December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity				
U.S. agency obligations	$ 7,494	$ 2	$ (153)	$ 7,343
Available-for-sale				
U.S. agency obligations	$ 16,007	$ -	$ (293)	$ 15,714
Mortgage-backed securities	2,203	-	(59)	2,144
Municipals	840	-	-	840
	$ 19,050	$ -	$ (352)	$ 18,698

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity				
U.S. agency obligations	$ 7,499	$ 9	$ (141)	$ 7,367
Available-for-sale				
U.S. agency obligations	$ 14,039	$ -	$ (303)	$ 13,736
Mortgage-backed securities	2,746	2	(64)	2,684
	$ 16,785	$ 2	$ (367)	$ 16,420

The following tables show the gross unrealized losses and fair value of the Bank's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005:

December 31, 2006	Less than 12 months Fair Value	Less than 12 months Unrealized Losses	More than 12 months Fair Value	More than 12 months Unrealized Losses	Total Fair Value	Total Unrealized Losses
U.S. agency obligations	$ 3,957	$ 32	$ 18,595	$ 414	$ 22,552	$ 446
Mortgage-backed securities	-	-	1,896	59	1,896	59
Total temporarily impaired securities	$ 3,957	$ 32	$ 20,491	$ 473	$ 24,448	$ 505

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 4 – Securities (continued)

December 31, 2005	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency obligations	$ 16,123	$ 336	$ 3,971	$ 108	$ 20,094	$ 444
Mortgage-backed securities	1,724	33	647	31	2,371	64
Total temporarily impaired securities	$ 17,847	$ 369	$ 4,618	$ 139	$ 22,465	$ 508

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and may do so more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2006, the Company does not consider the unrealized losses as other-than-temporary losses due to the nature of the securities involved. The securities, which consist of 23 bonds, are S&P rated AAA and indirectly backed by the U.S. Government. For these reasons, management believes the default risk to be minimal. The $24,448 in securities in which there is an unrealized loss of $505 includes unrealized losses ranging from $1 to $49 or from 0.01% to 4.36% of the original cost of the investment. As management has the ability to hold securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

The amortized costs and fair values of securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available-for-Sale	
	Amortized Cost	Fair Values	Amortized Cost	Fair Values
Due after one year through five years	$ 2,000	$ 1,951	$ 6,987	$ 6,836
Due after five years through ten years	1,001	987	3,905	3,833
Due after ten years	4,493	4,405	8,158	8,029
	$ 7,494	$ 7,343	$ 19,050	$ 18,698

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 4 – Securities (continued)
The Bank sold $4,004 of securities available for sale in 2006 with realized gains totaling $7. The Bank sold $3,297 of securities available-for-sale in 2005 with realized gains on the sales totaling $10.

The amortized costs of securities pledged to collateralize public deposits were approximately $14,997 and $11,533 (fair value of $14,686 and $11,305) at December 31, 2006 and 2005, respectively.

Note 5 - Loans and allowance for loan losses

A summary of loans, net is as follows:

	December 31, 2006	December 31, 2005
Real estate - residential	$ 130,238	$ 105,361
Commercial loans	36,082	30,853
Installment and other	23,240	21,043
Total loans	189,560	157,257
Less allowance for loan losses	2,091	1,777
Net loans	$ 187,469	$ 155,480

The activity in the allowance for loan losses for 2006 and 2005 is summarized as follows:

	2006	2005
Balance at beginning of period	$ 1,777	$ 1,419
Provision charged to operations	630	803
Loan charge-offs	(403)	(485)
Loan recoveries	87	40
Balance at end of period	$ 2,091	$ 1,777

At December 31, 2006 and 2005, the recorded investment in loans which have been identified as impaired loans, in accordance with Statement of Financial Accounting Standards No. 114, "Accounting for Creditors for Impairment of a Loan" (SFAS 114), totaled $646 and $261, respectively. The valuation allowance related to impaired loans on December 31, 2006 and 2005 is $108 and $58, respectively. During 2006 and 2005,

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 5 - Loans and allowance for loan losses (continued)

the average investment of impaired loans was $589 and $286, respectively. The amount of interest income recorded by the Bank during 2006 and 2005 on impaired loans was approximately $14 and $5, respectively. There were no nonaccrual loans excluded from impaired loan disclosure at December 31, 2006 and 2005.

The Bank grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Region 2000 which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

The Bank's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2006 and 2005 were $2,559 and $2,534 respectively. During 2006, new loans and advances amounted to $167 and repayments amounted to $138. Other changes amounted to $4 in 2006, which represent loans to a former director. The terms and interest rates of these loans are similar to those for comparable loans with other borrowers of the Bank.

Note 6 – Premises and equipment

Property and equipment at December 31, 2006 and 2005 are summarized as follows:

	December 31, 2006	December 31, 2005
Land	$ 542	$ 542
Building and improvements	2,528	2,526
Construction in progress	814	107
Furniture and equipment	3,476	2,956
Leasehold improvements	1,279	1,131
	8,639	7,262
Less accumulated depreciation	2,995	2,366
Net property and equipment	$ 5,644	$ 4,896

Total depreciation expense for the years ended December 31, 2006 and 2005 was $629 and $613 respectively.

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 7 - Deposits

A summary of deposit accounts is as follows:

	December 31, 2006	December 31, 2005
Demand		
Non-interest bearing	$ 34,172	$ 26,186
Interest bearing	42,617	19,109
Savings	15,487	32,604
Time, $100,000 or more	31,835	27,532
Other time	77,678	68,525
	$ 201,789	$ 173,956

At December 31, 2006, maturities of time deposits are scheduled as follows:

Year Ending	Amount
2007	$ 74,382
2008	3,557
2009	7,349
2010	20,582
2011	3,623
Thereafter	20
	$ 109,513

The Bank held related party deposits of $1,750 and $3,892 at December 31, 2006 and 2005, respectively.

Note 8 – Other borrowings

Short-term borrowings consist of the following at December 31, 2006 and 2005:

	2006	2005
Securities sold under agreements to repurchase	$ 8,450	$ 6,957
Weighted interest rate	2.43%	2.04%

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 8 – Other borrowings (continued)

with customers and generally mature the day following the date sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions.

Unsecured federal fund lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $4,900; Suntrust Bank, $3,000; and Compass Bank, $2,250. In addition, the Bank maintains a $3,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term.

Note 9 - Income taxes

Income tax expense attributable to income before income tax expense is summarized as follows:

	December 31,			
	2006		2005	
Current federal income tax expense	$	1,160	$	1,131
Deferred federal income tax (benefit)		(178)		(211)
Income tax provision	$	982	$	920

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

	2006		2005	
Computed "expected" income tax provision (benefit)	$	934	$	920
Increase (reduction) in income tax benefit resulting from				
Non-deductible expenses		48		3
Other		-		(3)
Income tax provision	$	982	$	920

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 9 - Income taxes (continued)

	2006	2005
Deferred tax assets		
Allowance for loan losses	$ 530	$ 195
Unrealized loss on available-for-sale securities	120	124
Gross deferred tax assets	650	319
Deferred tax liability		
Depreciation	72	100
Prepaid expenses	15	-
Gross deferred tax liability	87	100
Net deferred tax asset	$ 563	$ 219

Note 10 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows:

	2006	2005
Numerator:		
Net income available to stockholders	$ 1,765	$ 1,791
Denominator:		
Weighted-average shares outstanding	2,150,631	2,077,517
Basic EPS weighted average shares outstanding	2,014,768	1,988,118
Effect of dilutive securities:		
Incremental shares attributable to Stock Option Plan	135,863	89,399
Diluted EPS weighted-average shares outstanding	2,150,631	2,077,517
Basic earnings per share	$ 0.88	$ 0.90
Diluted earnings per share	$ 0.82	$ 0.86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 11 – Defined contribution benefit plan

The bank adopted a 401(k) defined contribution plan on October 1, 2000, which is administered by the Virginia Bankers' Association. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the Internal Revenue Code, whichever is less. In 2006 and 2005 the Bank made a matching contribution to the plan in the amount of 50% of the first 6% of the elective contributions made by the participants. The bank's expense for the plan totaled $79 and $63 for 2006 and 2005, respectively.

Note 12 – Stock option plan

On October 21, 1999, the Board of Directors adopted the "1999 Stock Option Plan" for officers and employees. In January 2005 and 2006, stock dividends of 50% and 25% respectively were declared affecting the aforementioned grants retroactively (See Note 13). There are 5,679 remaining shares available for grant as of December 31, 2006.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment" (SFAS 123R). SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant and eliminates the choice to account for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company adopted SFAS 123R effective January 1, 2006, using the modified prospective method and as such, results for prior periods have not been restated. Prior to January 1, 2006, no compensation expense was recognized by the Company for stock option grants as all such grants had an exercise price not less than fair market value on the date of grant. The Company has not issued any non-vested stock.

Stock option plan activity for the twelve months ended December 31, 2006, is summarized below:

(rest of page intentionally blank)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 12 – Stock option plan (continued)

	Available for Grant	Options Granted/ Outstanding
Balance December 31, 2004	80,494	315,291
Adjustment for dividend effect (rounding)	11	30
Forfeited	1,984	(1,984)
Granted	(77,199)	77,199
Exercised	-	(65,485)
Balance December 31, 2005	5,290	325,051
Forfeited	2,689	(2,689)
Granted	(2,300)	2,300
Exercised		(18,483)
Balance December 31, 2006	5,679	306,179

The following summarized information concerning currently outstanding and exercisable options as adjusted for all stock dividends previously declared and paid:

Options Exercisable				
Exercise Price		Options Granted/ Outstanding	Remaining Contractual Life	Number of Options Vested
$	4.85	31,353	2.8	31,353
$	4.85	2,063	3.3	2,063
$	5.33	23,718	3.9	23,718
$	5.45	30,220	5.0	30,220
$	7.27	39,297	6.0	39,297
$	9.39	4,125	6.8	4,125
$	10.79	53,015	7.0	53,015
$	12.00	3,750	7.3	3,750
$	13.33	43,891	7.9	43,891
$	15.15	2,625	8.9	1,313
$	16.00	69,822	8.9	69,822
$	19.80	2,000	9.3	-
$	20.00	300	9.3	-
		306,179		302,567

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 12 – Stock option plan (continued)

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of in-the-money options (Aggregate Intrinsic Value)
Options outstanding, January 1, 2006	325,051	$ 10.35		
Granted	2,300	19.83		
Exercised	(18,483)	9.97		
Forfeited	(2,689)	14.32		
Options outstanding, December 31, 2006	306,179	$ 10.39	6.58	$ 2,622
Options exercisable, December 31, 2006	302,567	$ 10.30	6.55	$ 2,617

The total approximate value of in-the-money options exercised during 2006 was $167. As of December 31, 2006 there was approximately $14 of total unrecognized compensation expense related to non vested option awards which will be recognized over the remaining service period.

Note 13 – Stockholders' equity

The Bank was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356,300. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147,000 (net of costs and expenses of $106,000). As a result of these two offerings and funds generated from operations, Financial currently has sufficient liquidity and capital with which to operate.

The Bank is subject to certain legal and regulatory restrictions on the amount of cash dividends it may declare. As of December 31, 2006, the aggregate amount of unrestricted funds which could be transferred from Financial's subsidiaries to Financial without regulatory approval, totaled $5,028 or 23% of consolidated net assets.

On January 13, 2005, the Board of Directors of the Bank of the James Financial Group, Inc. declared a 50% stock split effected in the form of a dividend to its shareholders of record as of February 4, 2005. The dividend was paid on March 4, 2005 and increased the outstanding shares of common stock from 1,033,979 to 1,550,968. All per share amounts have been retroactively adjusted to reflect this dividend.

On January 17, 2006, the Board of Directors of Bank of the James Financial Group, Inc. declared a 25% stock split effected in the form of a dividend to its shareholders of record on January 10, 2006. The stock dividend was paid on March 10, 2006 and increased outstanding shares of common stock from 1,601,047 to 2,001,495. All per share amounts have been retroactively adjusted to reflect this dividend.

Note 14 - Regulatory matters (all amounts in thousands) (continued)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2006 and 2005 are also presented in the table below, dollars are in thousands.

As of December 31, 2006, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

On February 1, 2007, $5,000,000 of additional capital from Financial's recent common stock offering was transferred to the Bank level in the form of a capital contribution. The additional capital is not reflected in the tables below which are Bank only tables:

	December 31, 2006 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 19,034	10.2%	$ 14,903	>8.0%	$ 18,629	>10.0%
Tier I capital (to risk-weighted assets)	$ 16,943	9.1%	$ 7,452	>4.0%	$ 11,177	>6.0%
Tier I capital (leverage) (to average assets)	$ 16,943	7.7%	$ 8,847	>4.0%	$ 11,058	>5.0%

Note 14 - Regulatory matters (all amounts in thousands)

	December 31, 2005 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 16,693	10.7%	$ 12,515	>8.0%	$ 15,644	>10.0%
Tier I capital (to risk-weighted assets)	$ 14,916	9.5%	$ 6,257	>4.0%	$ 9,386	>6.0%
Tier I capital (leverage) (to average assets)	$ 14,916	7.8%	$ 7,700	>4.0%	$ 9,625	>5.0%

Note 15 – Contingent liabilities

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The initial term of the lease for 615 Church Street is for five years with an additional renewal term of five years. The Bank chose to accept the additional renewal period of 5 years and has 2.5 years remaining on this lease.

The Bank entered into a lease agreement for 828 Main Street with Jamesview Investments, LLC of which a Board member is a 33% owner. The initial term of the lease is 10 years with two five year renewal options for a total of 20 years. The Bank has 18.5 years remaining on this lease including option periods. The total expense to be incurred by the Bank over the course of the lease, including options to extend, is $1,837.

In December 2005, the Bank entered into a lease agreement for 4935 Boonsboro Road with Forehand Family Limited Partnership. The initial term of the lease is 5 years with two five year renewal options for a total of 15 years. The Bank has 14 years remaining on this lease including option periods.

In September 2006, the Bank entered into a lease agreement for a mortgage origination office at 14662 Moneta Road, Moneta, Virginia with Lakeland Development Corporation. The initial term of the lease is 3 years with 1 year renewal periods thereafter. The Bank has 2.8 years remaining on the initial 3 year term of the lease.

Rental expenses under operating leases were $274 and $216 for the years ended December 31, 2006 and 2005, respectively.

The current minimum annual rental commitments under the non-cancelable leases in effect at December 31, 2006 are as follows:

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 15 – Contingent liabilities (continued)

Year Ending		Amount
2007	$	268
2008		273
2009		240
2010		240
2011		278
Thereafter		741
	$	2,040

Note 16 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk are as follows:

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 16 - Financial instruments with off-balance-sheet risk (continued)

	Contract Amounts at December 31,	
	2006	2005
Commitments to extend credit	$ 37,998	$ 33,363
Standby letters of credit	$ 2,882	$ 2,555

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 17 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. Accounts at this institution are secured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances were approximately $1,654 and $781 at December 31, 2006 and 2005, respectively.

Note 18 – Fair values of financial instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances there are no quoted market prices for Financial's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of Financial.

Note 18 – Fair values of financial instruments (continued)

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and cash equivalents
The carrying amounts of cash and short-term instruments approximate fair values.

Securities
Fair values of securities, excluding Federal Reserve Bank stock and Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Reserve Bank stock and Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the respective banks.

Loans
For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed rate loans are based on quoted market prices of similar loans adjusted for differences in loan characteristics. Fair values for other loans such as commercial real estate and commercial and industrial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits
Fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using discounted cash flow analyses that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings
The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate fair values.

Accrued interest
The carrying amounts of accrued interest approximate fair value.

Off-balance sheet credit-related instruments
Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair value of off-balance sheet credit-related instruments were deemed to be immaterial at December 31, 2006 and 2005.

The estimated fair values, and related carrying or notional amounts, of Financial's financial instruments are as follows:

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 18 – Fair values of financial instruments (continued)

	December 31, 2006		December 31, 2005	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets				
Cash and due from banks	$ 6,738	$ 6,738	$ 4,993	$ 4,993
Federal funds sold	3,138	3,138	4,243	4,243
Securities				
Available for sale	18,698	18,698	16,420	16,420
Held to maturity	7,494	7,343	7,499	7,367
Restricted stock	799	799	749	749
Loans, net	187,469	187,441	155,480	154,948
Interest receivable	1,310	1,310	1,076	1,076
Financial liabilities				
Deposits	$ 201,789	$ 203,672	$ 173,956	$ 171,999
Repurchase agreements	8,450	8,450	6,957	6,957
Interest payable	307	307	148	148

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment; a significant liability that is not considered a financial liability is accrued post-retirement benefits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Financial assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Financial's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 18 – Fair values of financial instruments (continued)

Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 19 - Impact of Recently Issued Accounting Standards

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements. SAB 108 expresses the SEC staff's view that a registrant's materiality evaluation of an identified unadjusted error should quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 also states that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The SEC staff requires application of the guidance in SAB 108 for the first fiscal year ending after November 15, 2006. The Company has determined that SAB 108 will not have a material impact on its consolidated financial statements for the year ended December 31, 2006.

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (SFAS 155). SFAS 155 permits fair value measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the implementation of SFAS 155 to have a material impact on its consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into certain servicing contracts. The Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose between the amortization and fair value methods for subsequent measurements. At initial adoption, the Statement permits a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights. SFAS 156 also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 19 - Impact of Recently Issued Accounting Standards (continued)

of the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the implementation of SFAS 156 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but may change current practice for some entities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the implementation of SFAS 157 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company does not have a defined benefit plan or post retirement plan and therefore, the standard will not have an impact on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109. The Interpretation prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return that are not certain to be realized. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the interpretation of FASB 109 to have a material impact on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exits) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The company is currently evaluating the effect that EITF No. 06-4 will have on its consolidated financial statements when implemented.

In September 2006, The Emerging Issues Task Force issued EITF 06-5, "Accounting for Purchases of Life Insurance- Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." This consensus concludes that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. A consensus also was reached that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an

Note 19 - Impact of Recently Issued Accounting Standards (continued)

individual-life by individual-life policy (or certificate by certificate in a group policy). The consensuses are effective for fiscal years beginning after December 15, 2006. The company is currently evaluating the effect that EITF No. 06-5 will have on its consolidated financial statements when implemented.

Note 20 – Condensed Financial Statements of Parent Company

Financial information pertaining only to Bank of the James Financial Group, Inc. is as follows:

Balance Sheet
(dollars in thousands)

	December 31, 2006	December 31, 2005
Assets		
Cash	$ 5,147	$ -
Investment in subsidiaries		
Bank of the James	16,710	14,676
BOTJ Investment Group, Inc.	74	-
Total investment in subsidiaries	16,784	14,676
Total assets	$ 21,931	$ 14,676
Liabilities and stockholders' equity		
Total liabilities	$ -	$ -
Common stock $2.14 par value; authorized 10,000,000 shares, issued and outstanding 2,296,424 in 2006 and 2,001,495 in 2005	4,914	4,269
Additional paid-in-capital	12,261	7,424
Retained earnings	4,989	3,224
Accumulated other comprehensive (loss)	(233)	(241)
Total stockholders' equity	21,931	14,676
Total liabilities and stockholders' equity	$ 21,931	$ 14,676

Note 20 – Condensed Financial Statements of Parent Company (continued)

Statements of Income
(dollars in thousands)

	December 31, 2006	December 31, 2005
Income:	$ -	$ -
Operating Expenses	-	-
Income before taxes and equity in undistributed net income (loss) of Bank of the James & BOTJ Investment Group, Inc.	$ -	$ -
Equity in undistributed income - Bank of the James	$ 1,791	$ 1,791
Equity in undistributed (loss) - BOTJ Investment Group, Inc.	(26)	-
Net Income	$ 1,765	$ 1,791

Note 20 – Condensed Financial Statements of Parent Company (continued)

Statements of Cash Flows
(dollars in thousands)

	Years Ended December 31, 2006	2005
Cash flows from operating activities		
Net Income	$ 1,765	$
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed net (income) of Bank of the James	(1,791)	(1,791)
Equity in undistributed net loss of BOTJ Investment Group, Inc.	26	-
Net cash provided by operating activities	$ -	$ -
Cash flows from investing activities		
Capital contribution to subsidiary Bank of the James	$ (184)	$ (327)
Net cash used for investing activities	$ (184)	$ (327)
Cash flows from financing activities		
Proceeds from issuance of stock under stock option plan	$ 184	$ 327
Proceeds from common stock offering	5,147	-
Net cash provided by financing activities	$ 5,331	$ 327
Increase (decrease) in cash and cash equivalents	5,147	-
Cash and cash equivalents at beginning of period	$ -	$ -
Cash and cash equivalents at end of period	$ 5,147	$ -

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and accompanying notes included elsewhere in this report. Because Financial has no material operations and conducts no business other than the ownership its two subsidiaries, Bank of the James and BOTJ Investment Group, Inc., the discussion primarily concerns the business of these two subsidiaries. However, for ease of reading and because our financial statements are presented on a consolidated basis, references to "we," "us," or "our" refer to Financial, Bank of the James, and BOTJ Investment Group, Inc.

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. Financial undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by the Bank.

Stock Dividends

On January 13, 2005, Financial declared a 50% stock dividend (or 3 for 2 split) which was paid on March 4, 2005, to shareholders of record on February 4, 2005. On January 17, 2006, Financial declared a 25% stock dividend (or 5 for 4 split), which was paid on March 10, 2006, to shareholders of record on February 10, 2006. Except as otherwise described in this report, all share amounts and dollar amounts per share in this report with regard to the common stock have been adjusted to reflect these and all prior stock dividends.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Bank uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors that the Bank uses in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of Financial's transactions would be the same, the timing of events that would impact the transactions could change.

The allowance for loan losses is an estimate of the losses that may be sustained in the Bank's loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses on impaired loans be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Because Financial has a relatively short operating history, historical trends alone do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends, peer comparisons, as well as individual classified impaired loans, in addition to historical experience to evaluate the allowance for loan losses. Our method for determining the allowance for loan losses is discussed more fully under "Provision and Allowance for Loan Losses for the Bank" below.

Overview

We are headquartered in Lynchburg, Virginia. We conduct our primary operations through two wholly-owned subsidiaries, Bank of the James (which we refer to as the "Bank") and BOTJ Investment Group, Inc. (which we refer to as the "Investment Group").

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July 1999.

The Bank is a community-oriented financial institution that provides varied banking services to individuals, small and medium-sized businesses, and professional concerns in the Central Virginia, Region 2000 area, which encompasses the seven jurisdictions of the Town of Altavista, Amherst County, Appomattox County, the City of Bedford, Bedford County, Campbell County, and the City of Lynchburg, through seven full service offices and two mortgage offices. The Bank strives to provide its customers with products comparable to statewide regional banks located in its market area, while maintaining the prompt response and level of service of a community bank. Management believes this operating strategy has particular appeal in the Bank's market area.

BOTJ Investment Group, Inc. was incorporated under the laws of the Commonwealth of Virginia in 2006 and began providing securities brokerage services to the public in April 2006. It conducts its business primarily from one office located in the City of Lynchburg.

Although we intend to increase other sources of revenue, our operating results depend primarily upon the Bank's net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, including salaries and employee benefits, occupancy expense, data processing expenses, Federal Deposit Insurance Corporation premiums, expense (both direct and indirect) in complying with the Sarbanes-Oxley Act of 2002, miscellaneous other expenses, franchise taxes, and income taxes.

The comparison of operating results for Financial between the years ended December 31, 2006 and 2005 should be read in the context of both the size and the relatively short operating history of the Bank.

Results of Operations

Net Income

Year ended December 31, 2006 compared to year ended December 31, 2005

The net income for Financial for the year ended December 31, 2006 was $1,765,000 or $0.88 per basic and $0.82 per diluted share compared with net income of $1,791,000 or $0.90 per basic and $0.86 per diluted share for the year ended December 31, 2005. Note 10 of the Audited Financial Statements provides additional information with respect to the calculation of Financial's earnings per share.

The decrease of $26,000 in 2006 net income compared to 2005 net income was due in large part to the following factors: i) a decrease in net interest margin as a result of maturing certificates of deposit renewing at higher rates, ii) an increase in other expenses, including as personnel expenses and occupancy expenses related to our expansion. Conversely, our net income was positively impacted by i) Financial's ability to leverage its overhead expenses as a result of the increase in the deposit and loan portfolios; ii) an increase in non-interest income; and iii) additional interest earned as a result of an increase in the size of the loan portfolio, Financial's primary method of investment.

Our loan loss provision was $630,000 for the year ended December 31, 2006 as compared with a loan loss provision of $803,000 for the year ended December 31, 2005. This decrease resulted from application of the Bank's impairment review, as required by SFAS 114, and an analysis of historical loss percentages, as required by SFAS 5, both of which are discussed in more detail below. Although as of December 31, 2006 the Bank had loans in excess of $1,181,000 classified as non-performing, management believes the additional impairment on these loans will be immaterial due to the fact that the potential losses associated with these loans have been provided for in the allowance for loan loss.

These operating results represent a return on average shareholders' equity of 11.32% for the year ended December 31, 2006 compared to 12.95% for the year ended December 31, 2005. Return on average assets for the year ended December 31, 2006 was 0.85% compared to 0.97% in 2005.

Net Interest Income

The fundamental source of Financial's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, and investment securities, while deposits, fed funds purchased, and other borrowings represent interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

Net interest income for 2006 increased $747,000 to $8,996,000 or 9.06% from net interest income of $8,249,000 in 2005. The growth in net interest income was due to the increase in interest rates paid to the Bank and an increase in average interest-earning assets which was the result of growth in the loan portfolio funded by the growth in deposits. The net interest margin decreased to 4.57% in 2006 from 4.72% in 2005. The average rate on earning assets increased 57 basis points from 6.89% in 2005 to 7.46% in 2006 and the average rate on interest-bearing liabilities increased from 2.59% in 2005 to 3.46% in 2006. Although management cannot predict with certainty future interest rate decisions by the FOMC, management believes that the rates being offered on both loans and deposits can be adjusted to maintain an acceptable spread between the average rate the Bank receives on assets and the average rate that the Bank pays on liabilities.

Interest income increased to $14,680,000 for the year ended December 31, 2006 from $12,028,000 for the year ended December 31, 2005. This increase was due to an increase in interest earning assets, including loans and investment securities, as well as an increase in rates received by the Bank on its interest earning assets. In particular, a significant portion of the Bank's loan portfolio is invested in variable rate loans, the rates on which have continued to increase in the current rising interest rate environment.

Interest expense increased to $5,684,000 for the year ended December 31, 2006 from $3,779,000 for the year ended December 31, 2005. This increase in interest expense was primarily due to both an increase in the aggregate balance in interest bearing deposit accounts and, in response to the interest rate increases by the FOMC, an increase in the interest rates paid by the Bank on deposit accounts. In addition, interest expense increased in part because the Bank has increased the interest rates that it offers on certificates of deposit in response both to competition and the FOMC rate increases. The Bank expects its interest expense to continue to increase slightly throughout the first and second quarters of 2007 as maturing certificates of deposit renew and reprice at higher rates.

Non-Interest Income of Financial

Non-interest income has been and will continue to be an important factor for increasing our profitability. We recognize this and our management continues to review and consider areas where non-interest income can be increased. Non-interest income (excluding securities gains and losses) consists primarily of fees and charges on transactional deposit accounts, mortgage loan origination fees, distributions from a title insurance agency in which we have an ownership interest, and fees generated by the investment services of Investment Group.

The Bank, through Bank of the James Mortgage, a Division of Bank of the James (the "Mortgage Division") originates both conforming and non-conforming consumer residential mortgage loans primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, all of the loans originated and closed by the Mortgage Division are presold to mortgage banking or other financial institutions. The Mortgage Division assumes no credit or interest rate risk on these mortgages. In July 2005, the Mortgage Division opened its second mortgage origination office. This office is located in Moneta and was opened to serve the Smith Mountain Lake market. The Bank anticipates that this office will contribute additional non-interest income during 2007.

Effective April 4, 2006, Investment Group began providing securities brokerage services to Bank customers and others. Investment Group provides the services through an agreement with Community Bankers' Securities, LLC ("CB Securities"), a registered broker-dealer. Under this agreement, CB Securities will operate service centers in one or more branches of the Bank. The centers will be staffed by dual employees of Investment Group and CB Securities. Investment Group receives commissions on transactions generated and in some cases ongoing management fees such as mutual fund 12b-1 fees. Due to the relatively short operating history of Investment Group, its financial impact on the consolidated financials of Financial has been immaterial. Although management cannot predict the financial impact of Investment Group with certainty, management anticipates that the impact will continue to be minimal in 2007. In addition, Investment Group has purchased 4.96% of CBS Holdings, LLC for $10,000. CBS Holdings has an option to purchase CB Securities that expires in 2009.

Non-interest income increased to $2,307,000 (exclusive of $7,000 on gains from sales of securities) in 2006 from $2,081,000 (exclusive of $10,000 on gains from sales of securities) in 2005. The following table summarizes our non-interest income for the periods indicated.

Non-interest income

	For the Years Ended December 31,	
	2006	**2005**
Service charges and fees	$ 627	$ 589
Mortgage loan origination fees, net of commission	1,230	1,265
Equity earnings from title insurance	89	57
Investment service fees	150	-
Other	211	170
Non-interest income	2,307	2,081
Gains on securities available-for-sale, net	7	10
Total non-interest income	$ 2,314	$ 2,091

The increase in non-interest income for 2006 was due to additional service charges on an increased number of deposit accounts and miscellaneous fees. The increase was offset in part by a small decrease in the fees generated by the Mortgage Division. During 2006, mortgage loan volume continued to be strong, driven largely by an increase in home purchases and an increase in average home prices and mortgage refinancing of adjustable rate mortgages to conventional mortgages stimulated by continued low interest rates on longer term conventional mortgages. In addition, the Mortgage Division provides opportunities to establish many new banking relationships by providing more bank services and products to new customers. The Mortgage Division originated 388 mortgage loans, totaling $59,487,000 in 2006 as compared with 392 mortgage loans, totaling $51,101,000 during the year ended December 31, 2005. For the year ended December 31, 2006, the Mortgage Division accounted for 2.80% of Financial's pre-tax income as compared with 5.27% of Financial's pre-tax income for the year ended December 31, 2005.

For the year ended December 31, 2006 non-interest income represented 13.62% of Financial's total revenues, a slight decrease when compared to the figure of 14.81% for the prior year. One of Financial's goals is to continue to evaluate and identify new sources of non-interest income as well as enhance existing ones.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-Interest Expense of Financial

Non-interest expenses increased from $6,826,000 for the year ended December 31, 2005 to $7,933,000 for the year ended December 31, 2006. The following table summarizes our non-interest expense for the periods indicated.

Non-Interest Expense

	For the Years Ended December 31,	
	2006	**2005**
Salaries and employee benefits	$ 4,130	$ 3,245
Occupancy	615	522
Equipment	828	779
Supplies	291	289
Outside expenses	1,003	843
Marketing	329	279
Credit expense	195	216
Other	542	561
Sarbanes-Oxley compliance	-	92
Total	$ 7,933	$ 6,826

Our total personnel expense, net of fees collected from borrowers to cover direct salary costs incurred in originating certain loans (in accordance with SFAS 91), increased to $4,130,000 for the year ended December 31, 2006, from $3,245,000 for the twelve months ended December 31, 2005. This increase was due in part to the additional personnel necessary to staff our expanded operations. In 2006, the Bank hired personnel for two new branch locations. In addition, Investment Group hired personnel in connection with its commencement of operations in April 2006.

In addition part of this increase in non-interest expense was related to our adoption as of January 1, 2006, of SFAS 123R requiring the recognition of options expense equal to the fair market value as calculated at the time of the grant. Additional information concerning SFAS 123R is set forth in Note 21 to the Audited Financial Statements. Compensation for some employees of the Mortgage Division and Investment Group is commission-based and therefore subject to fluctuation. The Bank also had increases in depreciation expense, data processing fees, other operating expenses, all of which are related to the growth of the Bank.

Because of the costs associated with increased staffing at the newest branches, Financial's efficiency ratio (that is, the cost of producing each dollar of revenue) increased slightly from 66.02% in 2005 to 70.14% for the comparable period in 2006. Management expects that the Main Street branch, the Boonsboro Road branch, and the Amherst branch (which opened in January 2007) will generate sufficient interest earning assets to compensate for the costs incurred in opening and operating those branches. Management intends that additional interest earning assets will help lower the efficiency ratio.

Sarbanes-Oxley expense decreased because Financial did not need the services of an outside consultant during 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

Provision and Allowance for Loan Losses for the Bank

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, loan performance measures, historical trends and specific conditions of the individual borrower.

In performing its loan loss analysis, the Bank assigns one of the following risk categories to each commercial loan in the Bank's portfolio:

Risk Category	Classification
Risk 1	Excellent
Risk 2	Above Average
Risk 3	Satisfactory
Risk 4	Acceptable/Low Satisfactory
Risk 5	Special Mention
Risk 6	Sub-Standard
Risk 7	Doubtful
Risk 8	Loss

Management considers the following four components when calculating its loan loss reserve requirement:

- In accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan," the Bank performs an individual impairment analysis on all loans with a Risk Rating of 5 through 8. If the results of this analysis show no impairment, the Bank reserves between 0.75% and 2.00% of the principal balance of each loan to cover losses not recognized by the individualized impairment calculation.

- In accordance with SFAS 5, "Accounting for Contingencies," the Bank examines historical charge-off data by classification code in order to determine a portion of the reserve related to homogeneous pools. The Bank updates its historical charge-off data twice a year and adjusts the impairment accordingly. The Bank also adjusts the historical charge-off data based on the risk rated tiering system set forth above to more accurately reflect the Bank's actual losses.

- The Bank applies various risk factors, including, for example, levels of trends in delinquencies, current and expected economic conditions, and levels of and trends in recoveries of prior charge-offs.

- The Bank applies factors to determine the general allowance for inherent losses related to the loan pool, including, for example, loan concentrations, regulatory examination results, and overall portfolio quality.

The Bank's allowance for loan losses increased 17.67% from 2005 to 2006. The following table sets forth a summary of the Bank's allowance for loan losses as of December 31, 2006, and December 31, 2005:

	Allowance for Loan Losses	Total Loan Portfolio	Percentage of Total Loan Portfolio
December 31, 2005	$ 1,777,000	$ 157,257,000	1.13%
December 31, 2006	$ 2,091,000	$ 189,560,000	1.10%

These increases resulted from application of the Bank's commercial loan rating system and individual impairment calculations, as discussed above, as applied to a larger total loan portfolio.

Income Tax Expense of Financial

For the year ended December 31, 2006, Financial had a federal income tax expense of $982,000. Note 9 of the Audited Financial Statements provides additional information with respect to our 2006 federal income tax expense and the deferred tax accounts.

Analysis of Financial Condition

Assets

Our total assets were $232,709,000 at December 31, 2006, an increase of $36,857,000 or 18.81% from $195,852,000 at December 31, 2005. These increases may be attributed to strong deposit growth from $173,956,000 for the period ended December 31, 2005, to $201,789,000 at the end of the same period in 2006, for an increase of 16.00%. Non-interest-bearing deposits increased $7,986,000 or 30.50% from $26,186,000 at December 31, 2005, to $34,172,000 at December 31, 2006. Interest-bearing deposits increased $19,847,000 or 13.43% from $147,770,000 at December 31, 2005, to $167,617,000 at December 31, 2006. Additionally, the Bank's effort to increase non-FDIC insured sweep accounts (repurchase agreements) resulted in an increased balance in these accounts to $8,450,000 on December 31, 2006, from $6,957,000 on December 31, 2005.

Cash and cash equivalents increased from $9,236,000 on December 31, 2005, to $9,876,000 on December 31, 2006. This increase was due primarily to an increase in the Bank's account balances maintained at its correspondent institutions that are used to support the settlement of routine fluctuations in deposits. These routine fluctuations in deposits, including fluctuations in transactional accounts and professional settlement accounts, contribute to variations in cash and cash equivalents. The increase was offset by a decrease in federal funds sold from $4,243,000 on December 31, 2005, to $3,138,000 on December 31, 2006. Management considers the amount of the decrease in federal funds sold to be part of the normal course of business and immaterial.

Loans

Our loan portfolio is the largest and most profitable component of our earning assets. The Bank has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Management's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

The Bank's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Loans, net of unearned income and allowance, increased to $187,469,000 on December 31, 2006, from $155,480,000 on December 31, 2005. Total loans increased to $189,560,000 on December 31, 2006, from $157,257,000 on December 31, 2005. These increases can be attributed in part to an interest rate environment that made borrowing attractive to the Bank's customers, the Bank's increased presence in the market, and the Bank's reputation for service.

As of December 31, 2006, the Bank had $646,000 in non-accrual loans compared with $261,000 at December 31, 2005. The Bank continues to pursue an aggressive charge off policy that also yields loan recoveries.

The following summarizes the composition of the Bank's loan portfolio as of the date indicated by dollar amount and percentages (dollar amounts in thousands):

	December 31			
	2006	%	2005	%
Real estate construction/mortgage	$ 130,238	68.71%	$ 105,361	67.00%
Commercial	36,082	19.03%	30,853	19.62%
Installment & other	23,240	12.26%	21,043	13.38%
Total loans	$ 189,560	100.00%	$ 157,257	100.00%

Investment Securities

The investment securities portfolio of the Bank is used as a source of income and liquidity. The portfolio of securities available-for-sale increased to $18,697,000 as of December 31, 2006, from $16,420,000 as of December 31, 2005.

Deposited funds are generally invested in overnight vehicles (Fed Funds) until approved loans are funded. The decision to purchase investment securities is based on several factors or a combination thereof, including:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight Fed Funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining a minimum of 6% of the Bank's total assets in a combination of Fed Funds and investment securities (aggregate of available–for-sale and held-to-maturity portfolios); and

d) Whether the maturity or call schedule meets management's asset/liability plan.

Available-for-sale securities (as opposed to held-to-maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the U.S. Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Management has made the decision to maintain a significant portion of its available funds in liquid assets so that funds are available to fund future growth of the loan portfolio. Management believes that this strategy will allow us to maximize interest margins while maintaining appropriate levels of liquidity.

Securities held-to-maturity decreased from $7,499,000 as of December 31, 2005, to $7,494,000 as of December 31, 2006. This immaterial decrease resulted primarily from the amortization of premiums associated with the held-to-maturity portfolio. The decision to invest in securities held-to-maturity is based on the same factors as the decision to invest in securities available-for-sale except that management invests surplus funds in securities held-to-maturity only after concluding that such funds will not be necessary for liquidity purposes during the term of such security. However, the held-to-maturity securities may be pledged for such purposes as short term borrowings and as collateral for public deposits.

The balancing of the above factors along with the investment policy that management currently has in place contributed to the increase in the investment securities portfolio during 2006.

Securities available-for-sale increased $2,277,000 in 2006 to $18,697,000 from $16,420,000 at December 31, 2005. This increase is due to management's decision to invest a portion of surplus funds generated through increased deposits into longer term fixed income securities.

The following table summarizes the Bank's holdings for both securities held-to-maturity and securities available-for-sale as of December 31, 2006, and December 31, 2005, (amounts in 000's):

	December 31, 2006			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to- Maturity				
U.S. agency obligations	$ 7,494	$ 2	$ (153)	$ 7,343
Available-for-sale				
U.S. agency obligations	$ 16,007	$ -	$ (293)	$ 15,714
Mortgage - backed securities	2,203	-	(59)	2,144
Municipals	840	-	-	840
	$ 19,050	$ -	$ (352)	$ 18,698

	December 31, 2005			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. agency obligations	$ 7,499	$ 9	$ (141)	$ 7,367
Available-for-sale				
U.S. agency obligations	$ 14,039	$ -	$ (303)	$ 13,736
Mortgage - backed securities	2,746	2	(64)	2,684
	$ 16,785	$ 2	$ (367)	$ 16,420

Liquidity

The liquidity of Financial depends primarily on the dividends paid to it by the Bank. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements.

The objective of liquidity management for the Bank is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position.

Funding sources for the Bank primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. The Bank has in place several agreements that will provide alternative sources of funding, including, but not limited to, lines of credit, sale of investment securities, purchase of federal funds, term loans through the Federal Home Loan Bank and correspondents, and brokered certificate of deposit arrangements. Management believes that the Bank has the ability to meet its liquidity needs.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common stockholders' equity, defined to include certain debt obligations) and Tier 2 (remaining capital generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses). The Bank's regulatory capital levels exceed those established for well-capitalized institutions. The following table (along with Note 15 of the Audited Financial Statements) shows the minimum capital requirements and the Bank's capital position as of December 31, 2006, and 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

Analysis of Capital for Bank of the James

	December 31, 2006	December 31, 2005
Tier 1 Capital:		
Common stock	$ 4,323	$ 4,269
Additional paid in capital	7,706	7,424
Retained earnings	4,914	3,223
Total Tier 1 Capital	$ 16,943	$ 14,916
Tier 2 Capital:		
Allowance for loan losses	2,091	1,777
Total Tier 2 Capital:	$ 2,091	$ 1,777
Total risk-based capital	$ 19,034	$ 16,693
Risk weighted assets	$ 186,290	$ 156,436
Average total assets	$ 221,169	$192,498

	December 31,		Regulatory Minimums	
	2006	2005	Capital Adequacy	Well Capitalized
Capital Ratios:				
Tier 1 risk-based capital ratio	9.09%	9.53%	4.00%	6.00%
Total risk-based capital ratio	10.22%	10.67%	8.00%	10.00%
Tier 1 capital to average total assets	7.66%	7.75%	4.00%	5.00%

The Bank was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356,300. On ,December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147,000 (net of costs and expenses of $106,000). As a result of these two offerings and funds generated from operations, Financial currently has sufficient liquidity and capital with which to operate.

The above table sets forth the capital position and analysis for the Bank only. On February 1, 2007, Financial made a capital contribution of $5,000,000 from the proceeds of the follow-on offering to the Bank. The above table is as of December 31, 2006, and does not include this contribution.

Stockholder's Equity

Stockholders' equity increased $7,255,000, or 49.44% from $14,676,000 on December 31, 2005, to $21,931,000 on December 31, 2006. The majority of this increase, $5,147,000, is attributable to proceeds from the sale of Financial's common stock during the recent follow-on offering that closed on December 22, 2006. The remaining portion is attributable to a) an increase in retained earnings of $1,766,000 from Financial's operating income; and b) proceeds of $184,000 received from the exercise of options by employees. The overall increase was partially offset by the unrealized loss on securities available-for-sale.

Asset Quality

We perform monthly reviews of all delinquent loans and loan officers are charged with working with customers to resolve potential payment issues. We generally classify a loan as nonaccrual when it is deemed uncollectible or when the borrower has not made a payment in 90 days. We generally restore a loan if i) a borrower is no longer 90 days past due on the loan; and ii) management determines that a borrower has the capacity to repay the loan.

Non-accrual loans increased to $646,000 on December 31, 2006, from $261,000 on December 31, 2005. Management has provided for the anticipated losses on these loans in the loan loss reserve. Other real estate owned, which is accounted for in the "other assets" section of the Statement of Financial Condition, increased to $535,000 on December 31, 2006, from $0 on December 31, 2005. Following defaults in obligations to the Bank, the Bank purchased by deed in lieu of foreclosure a single family residence. This increase in other real estate owned resulted from this purchase. Management anticipates that any loss on the sale of this property will not have a material impact on our financial condition.

An external loan review firm examined the Bank's loan portfolio in April, 2006. After examination of approximately 70 customer relationships comprising 144 loans totaling $47,600,000 in exposure, or approximately 23.7% of the Bank's total outstanding loan balances as of March 31, 2006, the results of the external loan review showed the Bank's loan portfolio to be sound and the credit underwriting practices to be fully satisfactory as compared to peer group institutions.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of Financial's sensitivity to interest rate movements. The income stream of Financial is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of Financial's interest earning assets and the amount of interest bearing liabilities that prepay, mature or reprice in specified periods. Management's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to mitigate interest rate risk by limiting the dollar amount of loans carried on its balance sheet that have fixed rates in excess of five years. To reduce our exposure to interest rate risks inherent with longer term fixed rate loans, we generally do not hold such mortgages on our books. The Bank established the Mortgage Division to serve potential customers that desired fixed rate loans in excess of five years.

Management believes that Financial has been successful in managing its net interest margin despite numerous adjustments by the FOMC since 2001. During 2006, the Bank's prime rate increased from 7.25% to 8.25% and as of March, 2007, was 8.25%. Our net interest margin was under pressure in part because certain higher variable rate loans were paid in full in advance of the maturity date and the proceeds were reinvested in fixed rate loans during a rising interest rate environment. Financial's spread on earning assets to interest bearing liabilities decreased from 4.29% in 2005 to 4.00% in 2006. Management attempts to mitigate this pressure by constantly monitoring and repricing deposits.

Management monitors interest rate levels on a daily basis and meets in the form of the Asset/Liability Committee ("ALCO") at least weekly or when a special situation arises (e.g., FOMC unscheduled rate change). The following reports and/or tools are used to assess the current interest rate environment and its impact on Financial's earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year-to-date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions, and gap analysis which matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities.

Financial currently subscribes to computer simulated modeling tools made available through its consultant, FinPro, Inc., to aid in asset/liability analysis. In addition to monitoring by the ALCO and Investment Committee, the board is informed of the current asset/liability position and its potential effect on earnings at least quarterly.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related revenue, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Net Interest Margin Analysis
Average Balance Sheets

	For the Twelve Months Ended December 31,					
	2006			2005		
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid
ASSETS						
Loans, including fees	$ 167,840	$ 13,280	7.91%	$149,387	$10,904	7.30%
Federal funds sold	2,261	113	5.00%	1,879	58	3.09%
Securities	25,778	1,240	4.81%	22,699	1,036	4.56%
Federal agency equities	731	47	6.43%	622	30	4.82%
CBB equity	56	-	-	56	-	
Total earning assets	196,666	14,680	7.46%	174,643	12,028	6.89%
Allowance for loan losses	(1,988)			(1,575)		
Non-earning assets	12,717			10,702		
Total assets	$ 207,395			$183,770		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Deposits						
Demand interest bearing	$ 31,824	$ 814	2.56%	$18,915	$216	1.14%
Savings	22,371	420	1.88%	44,440	858	1.93%
Time deposits	101,486	4,224	4.16%	76,861	2,591	3.37%
Total interest bearing deposits	155,681	5,458	3.51%	140,216	3,665	2.61%
Other borrowed funds						
Fed funds purchased	715	39	5.45%	742	28	3.77%
Repurchase agreements	7,694	187	2.43%	4,823	86	1.78%
Total interest-bearing liabilities	164,090	5,684	3.46%	145,781	3,779	2.59%
Non-interest bearing deposits	27,316			23,953		
Other liabilities	437			207		
Total liabilities	191,843			169,941		
Stockholders' equity	15,552			13,829		
Total liabilities and Stockholders' equity	$ 207,395			$183,770		
Net interest earnings		$ 8,996			$8,249	
Net interest margin			4.57%			4.72%
Interest spread			4.00%			4.29%

Current Trends

A variety and wide scope of economic factors affect Financial's success and earnings. Although interest rate trends are one of the most important of these factors, Financial believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, Financial prepares for the opposite as well, in order to safeguard margins against the unexpected.

The upward trend in short term interest rates during 2005 and 2006 was due to the actions of the FOMC resulting from an accelerating economy which resulted in an inverted yield curve for most of 2006. Although it cannot be certain, management believes that short term interest rates will either remain stable or begin to trend downward sometime during 2007. Given the FOMC's recent statements, short term rates cannot be predicted. It also cannot be predicted what effect a change in short term rates will have on the long term interest rates and the resulting shape of the yield curve. An increase in long-term interest rates is likely to have an adverse impact on the Mortgage Division, primarily due to reduced refinancing opportunities.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	Contract Amounts at December 31,	
	2006	**2005**
Commitments to extend credit	$ 37,998,000	$ 33,363,000
Standby letters of credit	2,882,000	2,555,000
Total	$ 40,880,000	$ 35,918,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the customer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Bank deems necessary.

Management does not anticipate any material losses as a result of these transactions.

Expansion Plans

The Bank previously disclosed that it had purchased property located at 164 South Main Street in the Town of Amherst, Virginia and was upfitting the property for use as a branch bank. On January 24, 2007, the Bank opened a branch office at this location.

Subject to regulatory approval, the Bank anticipates opening additional branches during the next two fiscal years. Although numerous factors could influence the Bank's expansion plans, the following discussion provides a general overview of the of the additional branch locations that the Bank currently is considering.

City of Bedford, Virginia. As previously disclosed, the Bank had an option to purchase certain property located in the City of Bedford, Virginia. Although this option has expired according to its terms, the Bank continues to evaluate the feasibility of this property as a location on which to open a branch and anticipates that it will reach an agreement to purchase the property. The Bank does not anticipate requesting approval to open a branch at this location prior to 2008.

Timberlake Road Area, Campbell County (Lynchburg), Virginia. The Bank has purchased certain real property located at the intersection of Turnpike and Timberlake Roads, Campbell County, Virginia. The Bank will evaluate the feasibility of using the current structures on the property as a bank branch. The Bank does not anticipate requesting approval to open a branch at this location prior to 2008.

The Bank estimates that the cost of improvements, furniture, fixtures, and equipment necessary to upfit these properties will be between $900,000 and $1,500,000 per location.

Smith Mountain Lake (Moneta), Virginia. The Bank previously entered into a contract to purchase real estate located at 14694 Moneta Road, Moneta, Virginia. Based on the results of the feasibility study undertaken in accordance with the provisions of the contract, the Bank determined that it did not want to purchase the property and terminated the contract. The Bank will continue to evaluate other locations in the Smith Mountain Lake area.

Although the Bank cannot predict with certainty the financial impact of each new branch, management generally anticipates that each new branch will become profitable within 12 to 18 months of operation.

BANK OF THE JAMES FINANCIAL GROUP, INC.

The following graph compares the cumulative total shareholder return (assuming reinvestment of dividends) to Financial's shareholders during the five-year period ended December 31, 2006 with the returns of the NASDAQ Composite Index, the SNL < $250m Bank Index, and the SNL Southeast Bank Index. This presentation assumes that $100 was invested in shares of Financial and each of the three indices on December 31, 2001 and that dividends were immediately reinvested in additional shares.

The NASDAQ Composite Index is, in the opinion of management, a broad market index that includes more stocks with a market capitalization similar to Financial's than other broad market indices. The SNL Southeast Bank Index is, in the opinion of management, a broad regional banking index comprised of banks and bank holding companies located in the our market area. The SNL < $250m Bank Index is, in the opinion of management, a more relevant standards by which community bank holding companies should measure their performance because this index is comprised of companies that are closer in size and style of doing business. In addition, this index more closely reflects the trading patterns of community bank stocks.

The stock performance shown on the graph below is not necessarily indicative of future price performance.

TOTAL RETURN PERFORMANCE



Total Return Performance
Bank of the James Financial Group, Inc.
NASDAQ Composite
SNL Southeast Bank Index
SNL < $250M Bank Index
Index Value
350
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**
Bank of the James Financial Group,	100.00	120.83	193.75	224.58	268.12	325.70
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL Southeast Bank Index	100.00	110.46	138.72	164.50	168.39	197.45
SNL < $250M Bank Index	100.00	122.88	185.83	229.77	239.71	259.95

COMPARISION CHARTS

PROFITABILITY RATIOS



Return on Assets
Return on Equity
1.20
1.00
0.80
0.60
0.40
0.20
0.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06
Return on Assets	0.84	1.14	0.92	0.97	0.86
Return on Equity	8.59	13.31	12.23	13.01	11.52

Return on Assets and Return on Equity are the two most common measurements of a bank's profitability. Return on Assets is computed by dividing net after-tax income by average assets. This ratio lets you know how well the bank is managing and investing the bank's assets. Return on Equity is computed by dividing the bank's net after-tax income by average equity. This ratio tells you how well the bank is performing for its stockholders.

ANNUAL GROWTH RATES



Percent
60.00
50.00
40.00
30.00
20.00
10.00
0.00

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06
Total Assets	50.92	27.12	17.94	14.52	18.79
Net Loans & Leases	34.30	33.65	22.40	10.84	20.57
Total Deposits	56.38	28.96	15.24	13.08	18.96
Tier 1 Capital	8.99	14.34	13.29	16.55	13.59

Sustainable growth is a top priority for banking organizations. However, a bank with excessive growth objectives may engage in activities that unduly increase its exposure to various risks, such as compromising its credit standards or setting up unprofitable pricing structures to increase business. These decisions could lead to significant deterioration for the bank in its asset quality, earnings, or liquidity. Excessive growth also may lead to undue leverage and capital inadequate to support the bank's activities.

COMPARISION CHARTS

LOAN MIX & GROWTH



180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
$Thousands
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06
■ Real Estate Loans	32,339	44,547	86,254	118,511	152,679
■ Commercial Loans	42,968	59,027	45,427	29,636	28,322
□ Consumer Loans	11,464	12,427	9,954	9,047	8,528
■ Agricultural Loans	43	7	20	0	0
■ All Other Loans*	17	46	36	63	31

* including any foreign office loans

The balances and growth of the various categories of loans are examined for the five time periods presented.

DEPOSIT MIX & GROWTH



90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$Thous ands
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06
■ Demand Deposits	14,321	16,420	21,699	26,186	39,322
■ NOW, MMDA & Savings	28,737	44,517	74,834	51,713	58,103
□ Time Deposits < $100,000	45,805	56,580	43,600	68,523	77,678
■ Time Deposits > $100,000	14,646	15,969	13,701	27,532	31,836

The balances and growth of the various categories of domestic deposits are examined for the five time periods presented. Demand deposits are a source of interest free funds that are typically viewed as very stable.

COMPARISION CHARTS

NET INTEREST MARGIN (AS A % OF AVERAGE ASSETS)


8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Percent
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06
Interest Income	6.70	6.26	5.90	6.55	7.08
Interest Expense	2.62	1.83	1.57	2.06	2.74
Net Interest Margin	4.08	4.43	4.33	4.49	4.34
Provision for Loan Loss	0.64	0.45	0.47	0.44	0.30

Net Interest Margin is the difference between the interest a bank earns on its earning assets and the interest it pays to fund those assets through deposits and borrowings. Interest Income, Interest Expense and Net Interest Margin are all presented as a percent of Average Assets. The Provision for Loan Loss, a charge for anticipated future loan problems, is also presented relative to Average Assets.

EFFICIENCY RATIO


70.00
68.00
66.00
64.00
62.00
60.00
58.00
Percent
65.28
62.08
65.96
66.07
69.43
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Non-Interest Expense / Net Interest Income + Non-Interest Income

The Efficiency Ratio is a common measurement of a bank's productivity at producing revenues through both interest and non-interest sources. The ratio is computed by dividing Non-Interest Expense by the sum of Net Interest Income and Non-Interest Income. Generally, the lower the ratio . . . the more efficient the bank. Care must be taken, however, to account for the types of businesses in which the bank is involved as some activities may require more overhead.

BOARD OF DIRECTORS – Bank of the James Financial Group, Inc.

LEWIS C. ADDISON
Senior Vice President and
Chief Financial Officer
Centra Health, Inc.

WILLIAM C. BRYANT III
General Partner
Auctioneer/Appraiser/Realtor
Counts Realty and Auction Group

ROBERT R. CHAPMAN III
President and Chief Executive Officer
Bank of the James

President, Bank of the James
Financial Group, Inc.

DONNA SCHEWEL CLARK
Secretary and General Counsel
Schewel Furniture Company

JAMES F. DALY
Vice President
Daly Seven, Inc.

WATT R. FOSTER, JR.
Owner and Vice President
Foster Fuels, Inc.

DONALD M. GILES
President and CEO
Moore and Giles, Inc.

AUGUSTUS A. PETTICOLAS, JR., DDS
Dr. Augustus A. Petticolas, Jr., General Dentistry

THOMAS W. PETTYJOHN, JR.
Vice Chairman, Board of Directors
Bank of the James and Bank of the James
Financial Group, Inc.

Investment Advisor, Davidson & Garrard, Inc.

J. TODD SCRUGGS
Executive Vice President and Chief Financial
Officer, Bank of the James

Secretary and Treasurer, Bank of the James
Financial Group, Inc.

KENNETH S. WHITE
Chairman, Board of Directors, Bank of the James
and Bank of the James Financial Group, Inc.
Of Counsel, Edmunds & Williams, PC

DR. RICHARD R. ZECHINI
President, Richard R. Zechini, D.D.S., Ltd.

BANK OFFICERS

ROBERT R. CHAPMAN III
President and Chief Executive Officer

J. TODD SCRUGGS
Executive Vice President and
Chief Financial Officer

MARTIN E. WALTEMYER
Executive Vice President and
Chief Operating Officer

GARRY L. FRIEND
Senior Vice President and
Retail Branch Administrator

KEVIN M. GILL
Senior Vice President and
Commercial Loan Officer

DONNA W. GUTHRIE
Senior Vice President and
Consumer Loan Officer

CHRIS P. TAYLOR
Senior Vice President and
Commercial Loan Officer

HARRY P. "CHIP" UMBERGER
Senior Vice President and
Senior Credit Officer

RHONDA R. BURACKER
Vice President and
Loan Administration Officer

BRIAN E. CASH
Vice President and Manager
Bank of the James Mortgage

BRANDON P. FARMER
Vice President and
Information Technology Officer

BRENDA P. GRAY
Vice President and
Business Development Officer

ANGELIA R. JOHNSON
Vice President and Regional Manager

W. RANDOLPH NEXSEN
Vice President – Construction Lending

ALLEN C. PUCKETT
Vice President and
Commercial Loan Officer

KATRINA Y. RICE
Vice President and
Commercial Loan Officer

WILMA K. E. RUCKER
Vice President and Operations Officer

VICKIE D. SPENCER
Vice President and Marketing Officer

M. KATHRYN WRIGHT
Vice President and Credit Analyst

W. GARTH CALHOUN
Assistant Vice President and
Consumer Loan Officer

G. SCOTT CARTER
Assistant Vice President and
Commercial Loan Officer

MICHAEL S. KIRKPATRICK
Assistant Vice President and
Consumer Loan Officer

FAYE S. LETHCOE
Assistant Vice President and
Branch Manager

D. VAN MARKS
Assistant Vice President and Controller

RHONDA M. MILLS
Assistant Vice President
Bank of the James Mortgage

CLAUDIA M. POLLARD
Assistant Vice President and
Branch Manager

FRANCES L. ROBERTS
Assistant Vice President and
Consumer Loan Officer

JASON M. WITT
Assistant Vice President and
Consumer Loan Officer

SHEILA M. WRIGHT
Assistant Vice President and
Branch Manager

C. LYNETTE CALLANDS
Branch Manager and Bank Officer

JANEY V. COFFEY
Branch Manager and Bank Officer

GLORIA A. FORE
Assistant Branch Manager

GREG D. GILBERT
Information Technology Officer

NAOMI H. GRAY
Loan Administration Officer

SARAH M. LAMBERT
Internal Audit Officer

LISA S. LIGHT
Accounting and Finance Officer

CHRISTY A. MEADOWS
Bank Operations Officer

DESIREE M. PERKINS
Bank Operations Officer

J. R. RODES III
Bank Officer and Credit Analyst

FRIEDA P. DAVIS
Mortgage Loan Officer

RICHARD F. EDWARDS
Mortgage Loan Officer

KELLIE H. HUDSON
Mortgage Loan Officer

PAULA G. IRONMONGER
Mortgage Loan Officer

SHIRLEY A. MIKKELSON
Mortgage Loan Officer

GEORGE D. VAUGHAN
Mortgage Loan Officer

BOTJ INVESTMENT GROUP, INC.

GLENN G. DILLON
President

GERALD C. DEWITT
Vice President

BEATRICE E. BARBOUR
Investment Officer

PRODUCTS AND SERVICES

PERSONAL BANKING PRODUCTS
Jefferson Checking
Interest Checking
50 Plus Checking
James River Checking
Shareholder Checking Package
Community Money Market Accounts
Premium Money Market Accounts
Blue Ridge Money Market Accounts
Peaks Savings Accounts
Statement/Passbook Savings
Minor Savings
Certificates of Deposit
Individual Retirement Accounts
Consumer Installment Loans
Home Equity Loans
Region 2000 Lines of Credit
Christmas Club Accounts
Visa Debit and Credit Cards
On-Line Banking with Bill Pay
Overdraft Checking Line of Credit

BUSINESS BANKING
Business Economy Checking
Small Business Checking
Business Interest Checking
Business Checking Analysis
IOLTA Accounts
Business Sweep Accounts
Business Partners Program
Credit Card Merchant Program
On-Line Banking with Bill Pay
Business Installment Loans
Commercial Construction Loans
Commercial Lines of Credit
Commercial Mortgages
Government Loan Programs
Corporate Christmas Club Accounts

MORTGAGE PROGRAMS
Conventional –Fixed Rate Loans
Conventional – Adjustable Rate Loans
Federal Housing Authority (FHA) Loans
Veterans Administration (VA) Loans
VHDA Loans
USDA Loans

ADDITIONAL PRODUCTS/SERVICES
Telephone Banking
Coin Counting
Wire Transfers
Direct Deposit
Worth The Switch Program
Safe Deposit Boxes
24-Hour Banking/ATMs
Travelers Checks
Cashier's Checks
Notary Service
Savings Bonds
Bond Redemption

MARKET MAKERS

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC
(843) 789-2000
11 Ewall Street
Mount Pleasant, SC 29464

DAVENPORT & COMPANY, LLC
(434) 948-1100
1104 Commerce Street
Lynchburg, VA 24504

HILL, THOMPSON, MAGID & CO., INC.
(201) 434-6900
15 Exchange Place, Suite 800
Jersey City, NJ 07302

KNIGHT EQUITY MARKETS, LP
(201) 557-6844
545 Washington Boulevard
Jersey City, NJ 07310

MCKINNON & COMPANY, INC.
(757) 623-4636
999 Waterside Drive, Suite 1200
Norfolk, VA 23510

MONROE SECURITIES, INC.
(312) 327-2532
343 West Erie Street, Suite 410
Chicago, IL 60610

MORGAN KEEGAN & COMPANY, INC.
(901) 524-4100
50 North Front Street
Memphis, TN 38103

PERSHING, LLC
(201) 413-2930
One Pershing Plaza
Jersey City, NJ 07399

SCOTT & STRINGFELLOW, INC.
(804) 643-1811
909 East Main Street
Richmond, VA 23219

UBS SECURITIES, LLC
(203) 719-1000
677 Washington Boulevard
Stamford, CT 06901

SHAREHOLDER REFERENCE

INVESTOR RELATIONS
Those interested in obtaining information about Bank of the James Financial Group, Inc. may contact:

Financial analysts, portfolio managers and other financial information: contact

J .Todd Scruggs
Executive Vice President and Chief Financial Officer
(434) 846-2000 or 1-877-266-0765
tscruggs@bankofthejames.com

Requests for printed materials including annual reports, proxy statements, 10-KSB and 10-QSB reports: visit our investor relations feature under www.bankofthejames.com or visit www.sec.gov.

News and media representatives should contact:
Vickie D. Spencer
Vice President and Marketing Officer
(434) 846-2000 or 1-877-266-0765
vspencer@bankofthejames.com

CORPORATE HEADQUARTERS
Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, Virginia 24504
Telephone: (434) 846-2000
Toll Free: 1-877-266-0765
Fax: (434) 846-4450

Mailing Address
Post Office Box 1200
Lynchburg, Virginia 24505-1200

ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders will be held at 4 p.m. on Tuesday, May 15, 2007 at Bank of the James Bank Building, 8th Floor, 828 Main Street, Lynchburg, Virginia 24504. All shareholders are cordially invited to attend.

COMMON STOCK LISTING
Bank of the James Financial Group, Inc. stock is listed on the National Over-The-Counter Bulletin Board (OTCBB) as Stock Symbol BOJF. There were approximately 2,900 active shareholders of record of Bank of the James Financial Group, Inc. on December 31, 2006.

INDEPENDENT PUBLIC ACCOUNTANTS
Yount, Hyde and Barbour, CPA's, PC
50 South Cameron Street
Winchester, VA 22604
(540) 662-3417

CORPORATE COUNSEL
Edmunds & Williams, P.C.
Post Office Box 958
Lynchburg, Virginia 24504
(434) 846-9000

TRANSFER AGENT
Shareholders requesting information on stock transfers, lost certificates, dividends, change of address and other shareholder matters should contact:
StockTrans, Inc.
44 West Lancaster Avenue, Ardmore, PA 19003
Telephone: (610) 649-7300
Fax: (610) 649-7302

FINANCIAL REPORTING
This annual report to shareholders has been prepared by management of Bank of the James Financial Group, Inc. Management is responsible for the accuracy and reliability of the financial statements presented in this report. Management is also responsible for the consistency of all presentations and financial information contained in this report. Yount, Hyde and Barbour, CPA's, PC. audited the Company's 2006 year-end financial statements.

INTERNET ADDRESS
Additional information regarding Bank of the James Financial Group, Inc. and Bank of the James is available on the internet at www.bankofthejames.com.

Bank of the James, Bank of the James Financial Group, Inc., and BOTJ Investment Group, Inc. are Equal Opportunity Employers. Bank of the James is an Equal Housing Lender. Bank of the James is a member of the Federal Deposit Insurance Corporation.

OUR COMPANY

Bank of the James Financial Group, Inc. is a one bank holding company committed to the delivery of both individual and business financial services through its wholly-owned subsidiary, Bank of the James. The Bank began operations on July 22, 1999, and was organized under the laws of the Commonwealth of Virginia to engage in retail and commercial banking business. Bank of the James Financial Group, Inc. is locally owned and serves individuals, businesses and professionals in the Region 2000 area of Central Virginia.

When Bank of the James opened its doors in 1999, it brought together many of the area's finest bankers in hopes of providing customers with fast, local banking in the traditional sense. From a start-up team of 12 employees and 10 directors, the Bank has achieved the reputation as being one of the area's leading financial institutions. Bank of the James believes our region deserves the support and community involvement that only a locally owned and managed institution can provide - a hometown bank whose heart is right here at home.

We believe that local banking is essential for maintaining the economic vitality and the quality of life in this great region. Our dedication and commitment to service is the foundation that our company has been built on and this will never change. Each of our employees takes their responsibility seriously in serving our customers and strives to meet each customer's financial needs.

The Bank offers a board range of competitive financial products and operates seven full-service banking offices and a mortgage division, Bank of the James Mortgage, in the greater Region 2000 community.

As of December 31, 2006, Bank of the James had 108 employees, approximately 2,900 shareholders and assets of $232,709,000.

BANK LOCATIONS

MAIN STREET OFFICE – MAIN OFFICE
828 Main Street
Lynchburg, VA 24504
(434) 846-2000

AMHERST OFFICE
164 S. Main Street
Amherst, VA 24521
(434) 946-9777

BOONSBORO OFFICE
4935 Boonsboro Road
Lynchburg, VA 24503
(434) 384-8588

CHESTNUT HILL OFFICE
5204 Fort Avenue
Lynchburg, VA 24502
(434) 237-1144

CHURCH STREET OFFICE
615 Church Street
Lynchburg, VA 24504
(434) 846-7285

FOREST OFFICE
17000 Forest Road
Suite A
Forest, VA 24551
(434) 534-8080

MADISON HEIGHTS OFFICE
4698 S. Amherst Highway
Madison Heights, VA 24572
(434) 846-8887

BANK OF THE JAMES MORTGAGE
17000 Forest Road
Suite B
Forest, VA 24551
(434) 534-8090

14662 Moneta Road
Moneta, VA 24121
(540) 296-1300

BOTJ INVESTMENT GROUP, INC.
615 Church Street
Lynchburg, VA 24504
(434) 846-2279

This report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain such forward-looking statements which speak only as of the dates on which they were made. Bank of the James Financial Group (the "Company") undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by Bank of the James (the "Bank"), a subsidiary of Bank of the James Financial Group, Inc. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission and previously filed by the Bank (as predecessor of the Company) with the Federal Reserve Board.

WWW.BANKOFTHEJAMES.COM

END